Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

June 13, 2018

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPDR® Gold MiniSharesSM Trust (“GLDM” or “Fund”)
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2018
File No. 333-221842

Dear Ms. McManus:

This letter is submitted by World Gold Trust (the “Trust”) in response to your letter dated May 25, 2018, relating to the above-referenced filing (the “Filing”) by the Trust. Concurrently with the submission of this letter, the Trust is filing Amendment No. 2 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Trust’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

The Custodian, page 39

1.	On page 40 you state that the Custodian “will monitor the conduct of each subcustodian, and, where it is legally permissible to do so, promptly advise the Trust of any difficulties or problems.” Please confirm that you will update to include more specific disclosure in the future, in the event that the Custodian is not legally permitted to advise the Trust of any difficulties or problems existing with respect to a particular subcustodian.

Almaty    Astana    Beijing    Boston    Brussels     Chicago    Dallas    Dubai    Frankfurt    Harrisburg    Hartford    Houston    London     Los Angeles    Miami    Moscow

New York    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Santa Monica    Silicon Valley    Tokyo    Washington    Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 13, 2018

RESPONSE: The Trust confirms that the prospectus will be updated to include more specific disclosure in the future, in the event that the Custodian is not legally permitted to advise the Trust of any difficulties or problems existing with respect to a particular subcustodian.

Creation and Redemption of Shares, page 47

2.	You state that “the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion.” Please describe the circumstances under which World Gold would consider waiving the creation/redemption fee for APs.

RESPONSE: In response to this Comment, the Trust has added the following new disclosure to the referenced section:

“For example, the Sponsor currently intends to waive the transaction fee for all Authorized Participants on both creations and redemptions of Creation Units for a period of up to one year from GLDM’s commencement of operations. The Sponsor will notify Authorized Participants of any change in this plan.”

Plan of Distribution, page 62

3.	We note your disclosure that the Seed Capital Investor is not in the business of purchasing and selling securities for its own account or the accounts of others. Please tell us whether the Seed Capital Investor has acted in a similar capacity with respect to the World Gold Trust’s prior offering involving SPDR® Long Dollar Gold Trust. To the extent that it has, please tell us why the Seed Capital Investor need not register as a broker-dealer.

RESPONSE: The Seed Capital Investor does not acquire securities for the account of others and therefore is not a “broker” within the meaning of the registration requirements of Section 15(a) of the Exchange Act. Section 3(a)(5) of the Exchange Act defines a “dealer” generally as “any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise.” The term “dealer” expressly excludes “a person that buys or sells securities for such person’s own account, … but not as part of a regular business.” The Staff has emphasized that the purpose of the phrase “engaged in the business” in Section 3(a)(5) of the Exchange Act is to distinguish a dealer from other investors. The Seed Capital Investor is not engaged in the business of buying and selling securities and therefore should not be required to register with the SEC as a broker-dealer under Section 15(a) of the Exchange Act.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 13, 2018

In general, when analyzing whether a person meets the definition of a dealer, the Staff will consider all the relevant facts and circumstances, including whether the person:

(1) advertises or otherwise holds itself out as willing to buy or sell securities from its own account on a continuous basis;

(2) purchases or sells securities as principal from or to customers;

(3) carries a dealer inventory in securities;

(4) quotes a market in securities;

(5) provides investment advice;

(6) extends or arranges for the extension of credit in connection with securities transactions;

(7) runs a book of repurchase and reverse repurchase agreements;

(8) uses an interdealer broker for securities transactions;

(9) lends securities to customers;

(10) issues or originates securities;

(11) guarantees contract performance or indemnifies the parties for any loss or liability from the failure of the transaction to be successfully consummated; and

(12) participates in a selling group or acts as an underwriter.

Burton Securities, SEC Staff No-Action Letter (December 5, 1977); see also Acqua Wellington North American Equities Fund, Ltd., SEC Staff No-Action Letter (July 11, 2001).

Only two of the 12 factors may be relevant to the Seed Capital Investor. The second factor may be relevant because the Seed Capital Investor’s affiliate acquired a principal position in the Trust’s prior offering involving SPDR® Long Dollar Gold Trust (“GLDW”) upon its launch. See Form 424(b)(1) filed on January 27, 2017, by SPDR® Long Dollar Gold Trust, Registration No. 333-206640. Although it is contemplated that the Seed Capital Investor will make a similar investment in the Fund, such investments are not made as “inventory” for sale to “customers,” but rather, are intended to help the Sponsor launch GLDW and the Fund and to facilitate the ability of these funds to satisfy certain regulatory and stock exchange capital requirements.

The final of the 12 factors also may be relevant to the Seed Capital Investor because the Fund has registered the Shares for eventual resale and, as such, is named as a statutory underwriter in the Fund’s prospectus. We do not believe, however, that the Seed Capital Investor’s status as a statutory “underwriter” under Section 2(a)(11) the Securities Act, by itself, renders the Seed Capital Investor a statutory “dealer” under Section 3(a)(5) the Exchange Act.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 13, 2018

Underwriter status is a functional determination which is made with respect to each particular offering. See Loss, Seligman and Paredes, Fundamentals of Securities Regulation 3.A.3 (6th Ed., 2018 Cum. Supp. 2011).    The term “underwriter” is not defined by the particular person’s general business, but by the person’s participation in a particular offering. Any person who participates in a public offering is deemed to be a statutory underwriter within the meaning of Section 2(a)(11) of the Securities Act. Under the Securities Act, an underwriter may include both non-broker-dealers, such as individual investors and employees of issuers, as well as broker-dealers. In defining the term underwriter, the Securities Act makes no distinction between professional investment bankers and non-broker-dealer investors. Thus, a person’s status as a statutory underwriter, standing by itself, should not result in that person being deemed a dealer. See Acqua Wellington No-Action Letter, supra.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	Joseph R. Cavatoni, WGC USA Asset Management Company, LLC
Gregory S. Collett, WGC USA Asset Management Company, LLC
Reba Beeson, Esq., WGC USA Asset Management Company, LLC